James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 7 June 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Annual Report Fiscal Year 2023 James Hardie announced today that it has filed the Annual Report relating to fiscal year 2023 with the ASX. Copies of the document are available on James Hardie’s investor relations website at https://ir.jameshardie.com.au Yours faithfully Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Building a Better Future for All™ A N N U A L R E P O R T F Y 2 0 2 3

Foreword Letter from the CEO and Chairperson Global Business Overview North America APAC Europe Expanding Our Impact Environmental, Social, and Governance Innovation Creating Demand for James Hardie Capacity 20-F Financials Shareholder Information 3 5 9 13 15 17 19 21 23 25 27 29 33 Table of Contents In this Annual Report, pages 1-35, unless otherwise stated all items are denoted in U.S. dollars. Any financial metric referred to as “Adjusted” is a Non-GAAP Financial measure. The amounts denoted as “Adjusted” are done so consistently with the Company’s other financial reporting. Please see Pages 29-30, Financial Endnotes, for further explanation of Non-GAAP Financial Information. James Hardie acknowledges the traditional custodians of the lands on which our business and assets operate, and recognizes their ongoing connection to land, waters, and community. We pay our respects to the Indigenous Custodians on these lands before us, the Indigenous Peoples today, and the generations to come.

3 | James Hardie 4 | James Hardie Foreword As we close this fiscal year, there’s one word on my mind: momentum. It is an energizing time for James Hardie as we drive profitable growth, deliver another strong year in spite of global economic challenges, and honor what makes this company great. Our fundamentals are solid, and we’re supported by a team that has shown tremendous resilience in a year of change. The Board of Directors appointed Aaron Erter as CEO in September 2022 after an extensive search process. Aaron brings deep experience leading global teams, understanding consumers’ needs, and working together to meet those needs while driving new growth and demand. We believe Aaron is the right leader for this moment. And along with our exceptional leaders and employees around the globe, we look forward to the next chapter of the James Hardie story. Setting the tone for what’s ahead is the launch of our new purpose, vision, mission, and values for James Hardie, which you’ll see throughout this report. What strikes me is the momentum for James Hardie’s future. A future built on the legacy of our past with a strategic focus on our core business and expansion in areas where we have the right to win. Innovation continues to play a critical role in accelerating our growth around the world. I’m excited by what we’re doing in Europe to boost our siding and flooring segments and how we’re expanding our award-winning Hardie™ Architectural Collection in our North America and Asia Pacific regions, all on top of an already- strong core business. I’m also encouraged by our focus on sustainability. We, like so many, are on a journey to do the right thing because it is the right thing for our business, its employees, and shareholders. Today our board exemplifies James Hardie’s commitment to diversity with 50% women, 63% with diversity characteristics, and members representing our global footprint. Further, we are actively working to build more diversity throughout the company. We’re not shying away from how we do what we do either. We are making progress in our efforts to reduce waste and the water and energy we use. And I’m proud that James Hardie was named one of The Home Depot’s first Eco Actions Partners this year. There is momentum across every part of James Hardie. We are working to exceed the expectations of our people, sharpen our message, and accelerate our innovations, all of which will expand our growth and build on the storied legacy of James Hardie. C H A I R P E R S O N A N N E L L O Y D Dear shareholders,

5 | James Hardie 6 | James Hardie Letter to Shareholders James Hardie celebrates 135 years in business this year. While much has changed since 1888, the people and potential of this amazing company remain strong. Across the world, there are many reasons to be optimistic. In North America, we’re deepening our relationships with our key customers and builders. In fact, approximately one in five new homes in the U.S. use James Hardie as their primary cladding. We see significant opportunities in Europe to grow share in the plank and panel markets while we continue to support our existing investments in underfloor heating. And we’re working to drive further penetration across our APAC countries through innovative solutions and collaboration over the entire value chain. While this last year has been challenging, we’ve used these obstacles as our way forward, and our people have become stronger to help pave the way to greater success. We’ve posted record sales in FY23 and are addressing the impacts of the housing market cycle and inflation. We’ve been recognized by our peers, our industry, and our customers. We’ve launched innovative solutions that reassert our leadership, while opening up new opportunities and markets. And we’ve done it all by staying true to who we are. As we look back at this last year and what’s to come, we’re proud of the unambiguous good that this industry – and this company – is capable of. After all, our company has a long and storied heritage, supported by a strong culture that we’ll keep building together. To us, every strong culture is rooted in an even stronger purpose, vision, mission, and values. So, we looked inward at why we do what we do. And we’re excited to introduce you to our new guiding light for James Hardie. PURPOSE Building a better future for all™. VISION To inspire how communities design, build, and grow today and tomorrow. MISSION Be the most respected and desired building materials brand in the world today. C E O A A R O N M . E RT E R C H A I R P E R S O N A N N E L L O Y D THE VALUES THAT MAKE JAMES HARDIE Together, these help us tell the story of James Hardie, reflecting why we do what we do, where we’re going, and who we want to be. They aim us higher while anchoring us in the spirit of what makes this company so great. And that DNA is made even stronger by new core values that reinforce who we are and guide how we act. Do the right thing Embrace our diversity Be bold and progressive Collaborate for greatness Honor our commitments While we’re looking ahead, our fundamentals remain the foundation in promoting our culture and ensuring our future success. Dear shareholders,

7 | James Hardie 8 | James Hardie 2Second, we believe that sustainability is a never-ending journey, a finish without an end. So, we’re continuing to develop solutions and opportunities that do right by our planet. 1First, our focus on “Zero Harm” is non-negotiable. We operate with our team’s safety, security, and well-being as our #1 priority. 4Fourth, we’ll continue to invest in our people, working to grow their careers and the places they live.3Third, we’ll lean on the strength of our Hardie™ Operating System to enable efficient resource allocation and drive Key Performance Indicators that will accelerate our growth over time. And this is just the beginning of the next chapter in our story. Together, we’re building on the 135-year legacy started by our founder, James Hardie. Back then, he established a company that would grow to become the inventor and world leader of fiber cement. As we move to FY24, we’re firmly established as one of the leading voices in the building products industry. We’ve got the strategy, the talent, and the ambition in place to build a better future for all.

9 | James Hardie 10 | James Hardie FY23 GROUP RESULTS Net Sales US$3,777.1 million Adjusted EBIT US$779.8 million Global Business Overview +4% from FY22 -4% from FY22 NORTH AMERICA Net Sales US$2,787.6 million EBIT US$767.5 million +9% from FY22 +4% from FY22 EUROPE Net Sales US$450.3 million EBIT US$26.5 million -8% from FY22 -58% from FY22 Today, James Hardie is the world’s #1 manufacturer and marketer of fiber cement and fiber gypsum building solutions. We work with homeowners and building professionals alike to offer an extensive range of products to elevate the style and look of every kind of home. Manufacturing Facilities Research and Development GLOBALLY Operating Sites: 19 | R&D Centers: 3 AT JAMES HARDIE, WE ARE “HOMEOWNER FOCUSED, CUSTOMER AND CONTRACTOR DRIVEN™” ASIA PACIFIC Net Sales US$539.2 million EBIT US$142.8 million -6% from FY22 -11% from FY22

Delivering Profitable Growth

The focus and dedication of the James Hardie team in executing the strategy has driven a step change in our financial performance over the last 5 years, creating a runway for future growth.

NET SALES
Dollars in US millions



FY23 3,777
FY22 3,615
FY21 2,909
FY20 2,607
FY19 2,507
FY18 2,055
13% 5-Year CAGR

ADJUSTED EBIT
Dollars in US millions



FY23 780
FY22 816
FY21 629
FY20 487
FY19 405
FY18 398
14% 5-Year CAGR

ADJUSTED NET INCOME
Dollars in US millions



FY23 606
FY22 621
FY21 458
FY20 353
FY19 301
FY18 291
16% 5-Year CAGR

ADJUSTED DILUTED EPS
US Dollars/Share



FY23 1.36
FY22 1.39
FY21 1.03
FY20 0.79
FY19 0.68
FY18 0.66
16% 5-Year CAGR

ADJUSTED ROCE
%



FY23 48%
FY22 51%
FY21 40%
FY20 31%
FY19 28%
FY18 32%
40% 5-Year Avg.

OPERATING CASH FLOW
Dollars in US millions



FY23 608
FY22 757
FY21 787
FY20 451
FY19 304
FY18 309
14% 5-Year CAGR

NORTH AMERICA FIBER CEMENT

		FY23	FY22
Volume	mmsf	3,039	3,112
Volume Growth	y/y	-2%	15%
Average Selling Price	US$/msf	912	814
Average Selling Price Growth	US$ y/y	12%	9%
Price/Mix	%	11%	10%
Net Sales Growth	US$ y/y	9%	25%

ASIA PACIFIC FIBER CEMENT

		FY23	FY22
Volume	mmsf	577	633
Volume Growth	y/y	-9%	17%
Average Selling Price	A$/msf	1,228	1,111
Average Selling Price Growth	A$ y/y	11%	5%
Price/Mix	%	10%	6%
Net Sales Growth	A$ y/y	1%	22%

EUROPE BUILDING PRODUCTS

		FY23	FY22
Volume	mmsf	849	953
Volume Growth	y/y	-11%	9%
Average Selling Price	€/msf	400	342
Average Selling Price Growth	€ y/y	17%	10%
Price/Mix	%	14%	11%
Net Sales Growth	€ y/y	3%	20%

GLOBAL

		FY23	FY22
Volume	mmsf	4,465	4,698
Volume Growth	y/y	-5%	14%
Price/Mix	%	9%	10%
Net Sales Growth	US$ y/y	4%	24%

GLOBAL NET SALES

		FY23	FY22	Change%
North America Fiber Cement	US$m	2,787.6	2,551.3	9%
Asia Pacific Fiber Cement	US$m	539.2	574.9	-6%
Europe Building Products	US$m	450.3	488.5	-8%
Global Net Sales	**US$m**	**3,777.1**	**3,614.7**	**4%**

GLOBAL ADJUSTED NET INCOME

		FY23	FY22	Change%
North America Fiber Cement	US$m	767.5	741.2	4%
Asia Pacific Fiber Cement	US$m	142.8	160.8	-11%
Europe Building Products	US$m	26.5	62.9	-58%
Research and Development	US$m	-33.3	-34.4	-3%
General Corporate	US$m	-123.7	-114.9	8%
Global Adjusted EBIT	**US$m**	**779.8**	**815.6**	**-4%**
Adjusted Interest, Net	US$m	34.9	40.2	-13%
Other Expense (Income)	US$m	-12.8	0.2	NM
Adjusted Income Before Income Taxes	US$m	757.7	775.2	-2%
Adjusted Income Tax Expense	US$m	152.2	154.5	-1%
Global Adjusted Net Income	**US$m**	**605.5**	**620.7**	**-2%**

NM: Not Meaningful

11 | James Hardie

12 | James Hardie

NORTH AMERICA OVERVIEW

Solidifying Our Market Leadership

The James Hardie team in North America delivered a strong year despite the many headwinds facing the business. We adapted to challenging economic conditions, offered innovative solutions to our customers, and solidified our position in the market by staying laser focused on our right to win.

And we have a lot of good news to report. In North America, we drove share gains resulting in $2.79 billion in net sales, as well as $768 million in EBIT for the year. We remain focused on driving profitable share gain in our New Construction and Repair and Remodel segments.

In the last year, we've introduced new solutions that give customers exciting and beautiful ways to express their style. Most recently, we expanded our award-winning Hardie™ Architectural Collection into new markets. And we announced an exclusive collaboration with Chip and Joanna Gaines in August. The Magnolia Home | James Hardie Collection offers 16 ColorPlus® Technology finishes in a variety of styles and textures. Together, these launches let us offer even more to homeowners, builders, architects, and contractors.

We're also proud of the recognition we've received from our peers. This year alone, we've received over 25 industry awards, such as the 2022 Vendor of the Year award from Lansing Building Products. And we were named a 2022 National Preferred Partner for David Weekley Homes, one of the nation's largest privately held home builders. These recognitions are a testament to the passion, quality, and dedication we put into our work.

These successes are our foundation for the year ahead as we play our part in building a better future for all. To us, it's not just about the business and results, though those things truly matter. It's about instilling pride in why we do what we do.



NET SALES
Dollars in US billions



$1.68
$1.82
$2.04
$2.55
$2.79
FY19
FY20
FY21
FY22
FY23

ADJUSTED EBIT
Dollars in US millions



23.1%
25.9%
28.8%
29.1%
27.5%
388
471
588
741
768
FY19
FY20
FY21
FY22
FY23

FY23 SEGMENT NET SALES
% of total JH

FY23 SEGMENT ADJUSTED EBIT[1]
% of total JH



74%
82%
North America
Other

[1] EBIT percentage is of the three operating segments

We've already identified three areas to focus our efforts:

DEVELOP MORE INTEGRATED CONNECTIONS WITH OUR CUSTOMERS

We want to continue working collaboratively and closely with our customers. Our goal is simple: be their partner in finding solutions that grow their business, deliver value, and answer their needs.

IDENTIFY NEW OPPORTUNITIES FOR PROFITABLE SHARE GAIN

We don't just want to defend share – we want to expand it. As the market remains competitive, we're deploying a strategy with solutions to continue to grow our business.

BUILD UP OUR PEOPLE

We want to keep investing in our people. We're looking at new ways to keep them engaged, fulfilled, and challenged so they can bring their best each and every day.

Those are just some of the exciting things to come. Of course, there's much work to do, and we're ready. By investing in our vision, our people, and our technology, the future is ours to win.

13 | James Hardie

14 | James Hardie

APAC OVERVIEW

Sustaining Our Proven Success

Across the Asia Pacific business, we're energized by our continued growth, even as we navigate multiple end-market challenges from inflation to skilled labor shortages. We've invested in bringing our story to consumers, made pivots to reduce costs where we can, and accelerated our innovation pipeline to unlock new segments. These ingredients are part of our strategy to deliver on building a better future for all.

Our relentless focus has led to promising results, with the APAC team delivering an all-time record Net Sales result, in A$, in FY23 despite challenging market conditions.

We're actively managing our costs, pricing, and operational performance while the market remains uncertain to ensure we are able to keep investing in future growth initiatives.

As seen in previous years, innovative solutions played a pivotal role in driving our growth. We've built on the success of our Hardie™ Fine Texture Cladding with the recent launch of Hardie™ Oblique™ Cladding in Australia. This new solution brings bold design to let customers and consumers create a sophisticated modern look. And we're starting to roll out the Hardie™ Architectural Collection to make inroads in the brick and masonry segment, a key space where we know we can win.

We've also doubled down on our people, making sure they're supported with what they need to thrive in their careers. Our culture makes us who we are and is a big differentiator – as a place to work and also for the people who work with us. So, we've invested in recent training for our frontline leaders to develop their capabilities.

NET SALES
A$ million


612
614
635
778
787
FY19
FY20
FY21
FY22
FY23

ADJUSTED EBIT
A$ million


22.3%
22.7%
28.0%
28.0%
26.5%
137
139
177
217
209
FY19
FY20
FY21
FY22
FY23

FY23 SEGMENT NET SALES
% of total JH


14%

FY23 SEGMENT ADJUSTED EBIT[1]
% of total JH


15%

APAC Other

[1] EBIT percentage is of the three operating segments



While this year marks the 135th year for James Hardie, we've never been more excited for what's next as we build a better future for all in Asia Pacific. With this renewed clarity, we're prioritizing three areas for the market:

STRENGTHEN OUR ADVANTAGE

We're focused on our right to win in the market. So, we're making moves and investments in innovation and local manufacturing to offer superior solutions and service.

DEEPEN OUR PARTNERSHIP WITH OUR CUSTOMERS

We want to create demand through deeper collaboration with our customers to develop, design, build, and market cutting-edge solutions. And we'll carry that partnership throughout the process, from our customer, builder, and design partners to the homeowner.

SUPPORT OUR PEOPLE AND PLANET

We want to do right by our people and our planet. So, we're prioritizing talent development at all levels, and we're exploring new ways to bring more sustainable practices into what we make and how we make it.

That's just a taste of where we're going. The future we're creating for ourselves is dramatically different, pushing us into new segments and more markets than ever before. And we're ready for the challenge.



15 | James Hardie

16 | James Hardie

EUROPE OVERVIEW

Growing from a Solid Foundation

While we're still relatively new in the European market, we're bullish about our prospects. We've worked hard to control what we can control while focusing on step change innovations that will drive profitable future growth. And it's proving to be a winning approach for us as we experience 14% price/mix growth led by our high-value product mix strategy and resulting in a 3% net sales increase, in Euro, in FY23.

Our steady stream of innovative solutions launched in collaboration with our partners around the world is a true bright spot this year. We see powerful potential to grow our share and sales across the region thanks to the following innovations:

HARDIE® ARCHITECTURAL PANEL

is where design meets affordability. Specially designed for the market, this launch represents the biggest European fiber cement opportunity.

HARDIE® VL PLANK

combines great design with a solution that we believe is faster to install than a traditional interlocking system.

FERMACELL™ THERM25™ AND PUMPABLE LEVELING COMPOUND

expand our Fermacell™ dry flooring solutions by drastically increasing speed and affordability. In comparison to existing solutions, dry flooring solutions speed up the building and renovation processes while also helping prevent negative moisture impacts on buildings.

We're also investing meaningfully in our people. We're focused on cultivating our team, harnessing their entrepreneurial spirit to accelerate our – and their – growth. To do that, we've introduced more formalized training programs and a new e-learning platform to develop their skills. And we're exploring job rotations, as well as knowledge-sharing opportunities, to boost everyone's expertise.

But this is just the beginning for our potential in Europe. Already, we're putting in place a winning combination to build a better future for all, and we'll focus on three key business components to power our purpose.

FIBER GYPSUM

Leverage high-margin innovations like Fermacell™ Therm25™ and pumpable leveling compound to further expand our market for fiber gypsum products. We'll target timber-frame constructions and pre-fabrication customers where our latest innovations drastically reduce labor and drive down total cost of ownership.

FIBER CEMENT RESIDENTIAL

Drive further category and market share gains with our leading Fiber Cement Plank product solutions. Our Hardie® VL Plank combines great design with a solution that we believe is faster to install than traditional interlock systems.

FIBER CEMENT COMMERCIAL BUSINESS

Establish a sizable new business targeting commercial projects. A newly created dedicated Hardie® panel sales organization across Europe will leverage our latest Hardie® Architectural Panel product range where design meets affordability. This was specially designed for Europe and represents our biggest fiber cement opportunity in the region.

All of this is possible thanks to the strength and spirit of our James Hardie employees. Their drive and desire directly contribute to our growth potential, making our future ambitions a reality by working together to find solutions and innovations across the value chain.

As we navigate the year ahead, we remain committed to growing our purpose and our presence throughout Europe. We'll focus on what we can control and adjust accordingly. Through it all, one thing is clear: we're excited about our future and our ability to win.


GAILLE
construction




NET SALES
€ million
318
334
351
421
432
FY19
FY20
FY21
FY22
FY23


ADJUSTED EBIT
€ million
2.7%
4.5%
10.4%
12.9%
5.8%
9.1
14.9
35.9
54.2
26.5
FY19
FY20
FY21
FY22
FY23


FY23 SEGMENT NET SALES
% of total JH
12%
FY23 SEGMENT ADJUSTED EBIT[1]
% of total JH
3%
EU
Other

[1] EBIT percentage is of the three operating segments

17 | James Hardie

18 | James Hardie

EXPANDING OUR IMPACT

21 | James Hardie 22 | James Hardie Investing in a Sustainable Future E N V I R O N M E N TA L , S O C I A L , A N D G O V E R N A N C E O V E RV I E W Embracing and investing in clear, bold, and meaningful Environmental, Social, and Governance (ESG) commitments will be critical in living out our new purpose to build a better future for all. As we’ve heard from consumers and customers alike, sustainability is taking on greater importance when people are choosing among companies to buy from and support. Earlier this year, The Home Depot selected James Hardie as one of its first partners in its Eco Actions Partner Program. This distinction is a recognition of our efforts to improve the sustainability of our manufacturing processes and to deliver environmentally responsible and innovative solutions to homeowners. While we have more work to do, we’re thrilled by this honor. On the environmental front, we’re spearheading several initiatives to bring transparency to our work and help us get closer to our goals. With Environmental Product Declarations published in all of our regions, we can see where we stand and where we need to go. We’re encouraged by how quickly we’re approaching our 2030 goal to reduce landfill waste intensity by 50%. And we’re making measurable strides to reduce our emissions and save water within our production process. But there’s more. We continue to build community across the organization in big ways with a focus on women in leadership and underrepresented minorities. We’ve tapped into cultural moments, like International Women’s Day in March, to shine a spotlight on the voices and experiences of our people. And we’ve lent a helping hand to communities hit by disasters through organizations, such as Habitat for Humanity, that get them back on their feet. We’ll be the first to admit that we’re on a journey, working together around the world to grow our company while also helping to build stronger, more sustainable communities. But we’re proud of our progress and are committed to doing even more to build a better future for all. Look for a full update on our goals and performance metrics in our FY23 Sustainability Report later this year. INNOVATION We are committed to transforming new technologies into high-quality and sustainable products, solutions, and building practices. PLANET We are proactively managing our impact on the environment with a prioritization on circularity and reducing greenhouse gas emissions. ZERO HARM With our Zero Harm culture, we seek to ensure the safety of our products, employees, partners, customers, and communities. COMMUNITIES We are building and sustaining an inclusive culture within our business and supporting the communities where we live and work.

23 | James Hardie 24 | James Hardie Transforming How the World Builds I N N O VAT I O N O V E RV I E W Innovation remains a key priority and an exciting growth opportunity for James Hardie in our pursuit to build a better future for all. As you’ll see, we’ve delivered innovative solutions that expand our leadership, introduce us to new segments, provide real value to homeowners and customers, and position us for years – if not decades – to come. Let’s take a quick look at a few of our favorites in the last year: INTRODUCING THE MAGNOLIA HOME | JAMES HARDIE COLLECTION We’re always looking for ways to bring the wow factor to a home. This new solution, curated by Joanna Gaines, features 16 ColorPlus® Technology finishes in a variety of siding styles and textures for a new exterior look that will stand the test of time. LAUNCHING A GAME- CHANGER WITH FERMACELL™ THERM25™ FLOORING ELEMENTS The launch of our Fermacell™ Therm25™ product for underfloor heating has been a big success in our European region. It’s a real game-changer that speeds up the building process and provides a winning alternative to the traditional wet screed process, saving valuable time and money across the value chain. EXPANSION OF THE HARDIE™ ARCHITECTURAL COLLECTION We’ve recently added the Hardie® Artisan Profile series to our award-winning collection. This new solution lets us offer homeowners, contractors, architects, and builders the ability to bring a more contemporary and personalized exterior look to every home style. But it’s not just what we release that matters. It’s how we do it. We have an internal mantra for our innovation approach: transforming how the world builds. In this last year, we’ve doubled down on that mantra by changing how we collaborate at a global scale while designing new processes that give greater autonomy and accountability to teams. And it’s working. We’re already seeing the powerful effects from sharing ideas, know-how, and expertise across our three innovation centers in North America, Asia Pacific, and Europe. What hasn’t changed is our relentless focus on market-driven insights and mega trends to unlock new spaces for growth and create tangible value. No matter the project, our ambition remains the same: deliver high-value, beautiful solutions that address the unmet needs of homeowners and customers. But we take care to ensure these new solutions are backed by the superior performance, quality, design, and durability that people expect from James Hardie. While we’ve accomplished much in this last year, there’s more to come. Our approach to innovation will play an integral part in the future of James Hardie, offering new solutions, new ways of working, and new opportunities that build a better future for all.

25 | James Hardie 26 | James Hardie Creating Demand for James Hardie

27 | James Hardie 28 | James Hardie Expanding to Meet Demand C A PA C I T Y O V E RV I E W Everything we’re doing across our systems and our facilities is in support of our new purpose to build a better future for all. And we take that to heart as we grow our presence around the world. As we expand, it’s not just more capacity that we’re building. We’re creating jobs, supporting the local economies, and opening up opportunities in every community we operate. We continue to invest in our global footprint as one of our strongest advantages. Because we’ve prioritized localized supply chains and having raw materials right next to our factories, we’re able to shift quickly and efficiently to meet demand. And we’re well on our way to adding more capacity in each region. We’re on a mission to make James Hardie the most respected and desired building materials brand in the world today. How we operate as a world-class manufacturer directly contributes to our ability to achieve that ambition. So, we’re on a continuous journey of improvement as we ramp up our capabilities and capacity around the world to deliver strong growth. We have a lot to be proud of in the last year. Our commitment to Zero Harm remains steadfast, making the safety, security, and well-being of our people our top priority. We aggressively promote a Zero Harm safety environment, and we’re encouraged by improvements in our incident rates globally. Another success story continues to be the efficiency created by our transformative lean manufacturing strategy that we call HMOS. And we’re already experiencing clear benefits from centralizing different parts of the organization – such as in engineering – to drive greater collaboration and engagement. Our adjusted return on capital employed (ROCE) of 48% in FY23 and an average of 40% over the last five years has proven that we are a growth company. This performance demonstrates that we have consistently invested in organic growth in an efficient and effective manner. We’ll continue to prioritize our organic growth by investing in Capacity Expansion as warranted. We believe this strategy will enable James Hardie to drive global growth into the future that is sustainable and profitable. A few highlights of where we’re expanding over the next few years: In Prattville, Alabama, we’re ramping up and optimizing sheet machines 1 and 2. In addition, we are on track to double our capacity with the additions of sheet machines 3 and 4. We also plan to increase our ColorPlus® Technology finishing capacity in FY24 with our facility in Massachusetts, helping us to further penetrate the repair and remodel segment. We’re pressing ahead with additional brownfield fiber gypsum capacity planned at our site in Orejo, Spain, with an eye toward FY26. And we continue to make progress in securing land to add our first fiber cement manufacturing capacity on continental Europe.

29 | James Hardie 30 | James Hardie Financial Endnotes Unless otherwise stated, all items are in U.S. currency and financial information relates to fiscal year ended 31 March 2023. NON-GAAP FINANCIAL INFORMATION Pages 1-30 of this Annual Report contain financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of James Hardie’s competitors, and may not be directly comparable to similarly titled measures of James Hardie’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non- GAAP financial measures presented in this Annual Report, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Glossary of Abbreviations and Definitions” in James Hardie’s Annual Report Form 20-F for the year ended 31 March 2023. FORWARD-LOOKING STATEMENTS Certain statements in this Annual Report may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. James Hardie uses such words as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook,” and similar expressions to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on James Hardie’s current expectations, estimates, and assumptions, and because forward-looking statements address future results, events, and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Many factors could cause the actual results, performance, or achievements of James Hardie to be materially different from those expressed or implied in this Annual Report, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2023; changes in general economic, political, governmental, and business conditions globally and in the countries in which James Hardie does business, including changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report, and James Hardie does not assume any obligation to update them, except as required by law. Investors are encouraged to review James Hardie’s Annual Report on Form 20-F, and specifically the risk factors discussed therein, as it contains important disclosures regarding the risks attendant to investing in our securities.

20-F FINANCIALS To download a copy of the 20-F Financials, please visit https://ir.jameshardie.com.au/financial-information Scan with your phone’s camera or visit https://ir.jameshardie.com.au/financial-information

Shareholder Information

2023 KEY DATES AND CALENDAR[1]

4 August	Annual General Meeting
8 August	FY24 First Quarter Results and Management Presentation
7 November	FY24 Second Quarter and Year-to-Date Results and Management Presentation

1. AUS time and future dates are indicative only and are subject to change.

CORPORATE HEADQUARTERS

1st Floor, Block A
One Park Place
Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Telephone +353 1 411 9929
Facsimile +353 1 479 1128

SHARE/CUFS REGISTRY

James Hardie Industries Plc's registry is managed by Computershare. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

GPO Box 2975
Melbourne VIC 3001
Telephone within Australia: 1300 850 505

Telephone outside Australia: +61 3 9415 4000
Website: www.computershare.com
James Hardie Industries plc
(ARBN 097 829 895)

Incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and registered number 485719. The liability of its members is limited.

™ or ® denotes a trademark or Registered mark owned by James Hardie Technology Ltd.

ANNUAL GENERAL MEETING (AGM)

Details of the 2023 AGM of James Hardie Industries Plc will be set out in the Notice of Annual General Meeting 2023.



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A N N U A L R E P O R T F Y 2 0 2 3 © 2023 James Hardie Industries plc. ™ and ® denotes trademarks or registered trademarks of James Hardie Technology Limited.